September 6, 2006
VIA EDGAR
Mr. James Allegretto
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 ‘F’ Street, N.E., MS 3561
Washington, DC 20002

RE:	Commerce Energy Group, Inc. Form 10-K for Fiscal Year: Ended July 31, 2005 filed October 31, 2005 File No. 1-6049
Dear Mr. Allegretto:
On behalf of Commerce Energy Group, Inc. (the “Company”), I am submitting the response of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 3, 2006. We appreciate the additional time to respond to your letter. The following responses to your requests correspond to the numbers on your request. For ease of reference, each response is preceded by a reproduction of the corresponding request.
Note 2. Summary of Significant Accounting Policies, page F-6
Cash and Cash Equivalents, page F-10
1. We note your response to comment 2 in our letter dated June 20, 2006. However, as indicated in the guidance, auction rate securities have long-term maturity dates and those securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of SFAS 95. Accordingly, please amend your filing to reclassify the investments in municipal auction rate securities. In doing so, please include appropriate footnote disclosures explaining the reason for the changed presentation and how you are classifying the securities under SFAS 115. In addition, if you classify all or a portion of the municipal auction rate securities as a current asset, please disclose the reason current asset classification is appropriate.
Response:
As requested, we will amend our July 31, 2005 Form10-K filing with appropriate disclosures after receipt of your concurrence with our responses to your other comments below.
600 Anton Boulevard • Suite 2000 • Costa Mesa, CA 92626 • Phone: (714) 259-2500 • Fax: (714) 259-2501
www.commerceenergy.com

Mr. James Allegretto
U.S. Securities and Exchange Commission
September 6, 2006

Note 3. Acquisition, page F-14
2. We reviewed your response to comment 3 in our letter dated June 20, 2006. We assume that the shares held in escrow were included in the average number of shares outstanding used in computing earnings per share data. If so, please tell us the effect of the accounting error on basic and diluted earnings per share for the year ended July 31, 2005 and for each of the fiscal quarters from the date of acquisition to April 30, 2006. If you conclude that the effects of the error on both annual and quarterly results are not material, please provide us your materiality assessment. Please refer to SAB Topic 1: M. Otherwise, please restate your financial statements accordingly.
Response:
Yes, the shares held in escrow were included in the average number of shares outstanding used in computing earnings per share data and we conclude that the effects of the error in both annual and quarterly results was not material. Our materiality assessment is as reflected in the following table:

Earnings Per Share [1]
	Quarter Ending					Year Ending
	4/31/05	7/31/05	10/31/05	1/31/06	4/30/06	7/31/05
EPS, as reported	$(0.04)	$(0.08)	$0.01	$(0.13)	$0.03	$(0.20)
EPS, as revised	$(0.04)	$(0.08)	$0.01	$(0.14)	$0.03	$(0.20)
1 Basic and Dilutive are equal for each of the periods shown above.
As summarized above, previously reported earnings per share for the year ending July 31, 2005 was unchanged as a result of this error. Additionally, this 3% error in the average number of shares outstanding had no impact on the five previously reported earnings per shares for each of the quarters from the date of acquisition to April 30, 2006, with the exception of the fiscal quarter ending January 31, 2006, where the reported earnings per share loss was $.13 compared to a loss of $.14 (as revised).
We strongly believe the magnitude of the item on our quarterly and annual results is immaterial consistent with the guidelines set forth in SAB 99 and that the judgment of a reasonable person relying upon our reports for these periods would not have been changed or influenced by this item.

Mr. James Allegretto
U.S. Securities and Exchange Commission
September 6, 2006

Note 10. Investments, page F-21
3. We reviewed your response to comment 6 in our letter dated June 20, 2006. Please tell us the line items in the statements of operations that include the write-off of the note from PEC, the write-off of goodwill of PEC and the loss on deconsolidation of Summit. Please also explain to us why the deconsolidation of Summit results in a loss. In addition, it appears that the column titled “provision for impairment and distribution” and the Turbocor line item in the table in Note 10 on page F-22 do not total correctly. Please tell us the amount(s) that are incorrect and whether a correction of the table would change the amounts set forth in the investment table reconciliation in your response.
Response:
The write-off of the note from PEC and the write-off of goodwill of PEC was, recorded in the line item “Recovery of (provision for) impairment on investments” in the consolidated statement of operations. The “loss on deconsolidation of Summit”, as further described below, was neither a loss nor a statement of operations item. The term from our previous response “loss on deconsolidation of Summit” of $1,536, was a description used in our supporting work papers and should have been characterized as an “adjustment from the impairment of Summit investments necessary to reconcile net income (loss) to net cash provided by (used in) operating activities, excluding goodwill and the provision for impairment, primarily as the result of deconsolidating Summit and PEC.”
The amount for “Provision for Impairment and Distribution,” for Turbocor should have been $4,132 and not $4,432. This will be corrected in our 10-K amendment for Fiscal 2005. This does not change the Investment Table in our previous response.
Note 16. Related Party Transactions. page F-30
3. We reviewed your response to comment 7 in our letter dated June 20, 2006. We re-issue part of our previous comment. Please tell us if you believed that the outcome of the contingency related to the 323,000 shares was determinable beyond a reasonable doubt and the basis for your determination. Refer to paragraph 26 of SFAS 141. In this regard, we note that the shares continue to be held in escrow pending resolution of the “true-up” calculation as of July 31, 2005.
We are still not convinced that the 161,400 shares represent an adjustment to the purchase price as opposed to compensation for services. In this regard, we note the shares were placed in escrow for periods of 12 or 18 months, are referred to as retention shares and were subject to forfeiture in the event the employees voluntarily resigned. These factors represent strong indicators to us that the contingent consideration arrangement is compensation for post combination services. Please advise further. Please also tell us the number of shares released to Mr. Weigand in connection with the settlement.

Mr. James Allegretto
U.S. Securities and Exchange Commission
September 6, 2006

Response:
The 323,000 shares held in escrow were originally anticipated to be released in a perfunctory manner based on a true-up of a small and simple balance sheet that had been audited by independent accountants only three month previously. Any possible adjustments were expected to be clearly immaterial. As a result, we believed beyond a reasonable doubt that these shares would be released from escrow. All of these 323,000 shares were released in the October 8, 2005 settlement. There were other contentious issues between the parties which prevented the shares from being distributed.
Despite the retention element of the 161,400 escrowed shares, the clear intention of the parties was not to consider these shares as compensation for Mr. Wiegand or the other Skipping Stone employees. The valuation of Skipping Stone was determined by independent valuation experts and the purchase price was at the low end of the range of that valuation. It was the clear intent of the parties that the 161,400 issued shares were a part of the purchase price and not compensation. The parties separately negotiated compensation packages and with respect to Mr. Wiegand and other Skipping Stone shareholders. Mr. Wiegand’s compensation package was discussed by the Company’s independent compensation committee, who in turn, consulted with its own independent consultant in this regard. At no time did the escrowed shares factor into these discussions nor was it ever the intention of the parties that the escrowed shares be treated as consideration. Members of the Compensation Committee of the Company as well as the Company’s outside counsel, who participated in these negotiations, would be happy to discuss the negotiations with the Staff further.
Of the total 484,000 shares escrowed in the Skipping Stone acquisition, the 326,000 shares originally escrowed for Mr. Wiegand were all released in the October 8, 2005 settlement.

Mr. James Allegretto
U.S. Securities and Exchange Commission
September 6, 2006

We acknowledge the following:
•             The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;
•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•             The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like any additional information, please do not hesitate to call me at (714) 481-6601.
Sincerely,
Commerce Energy Group, Inc.

By:	/s/ Lawrence Clayton, Jr. Lawrence Clayton, Jr. Chief Financial Officer
cc:	Mr. Anthony Watson, Staff Accountant U.S. Securities & Exchange Commission
Mr. William Thompson U.S. Securities & Exchange Commission
Audit Committee of the Board Mr. Michael A. Lucki Ernst & Young, LLP
Mr. Scott D. Appel Hein & Associates LLP
John F. Della Grotta, Esq. Paul, Hastings, Janofsky &Walker, LLP